Energy Recovery, Inc.
1717 Doolittle Drive
San Leandro, CA  94577

November 5, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:  Martin F. James

Re:	Energy Recovery, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009 Filed on March 15, 2010
Form 10-Q for the Quarterly Period Ended June 30, 2010 Filed on August 6, 2010
Amendment No. 1 to Form 8-K dated December 21, 2009 Filed on March 4, 2010
File No. 001-34112

Dear Mr. James:

Energy Recovery, Inc., a Delaware corporation (the “Company”), submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 18, 2010, relating to the referenced filings.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Financial Statements

Note 15.  Commitments and Contingencies, page 67

1.
Please tell us the circumstances under which you reversed a warranty provision in the amount of $688,000 in 2008 related to the cancellation of an extended product warranty contract.  Tell us how the cancellation impacted your revenues and why the contract was cancelled.  Explain how you originally accounted for the contract.

Response: In September 2007, we entered into a separately priced contract for an extended warranty and product refurbishment contract with a customer.  The term of the contract was ten (10) years.  We anticipated that our costs under the contract, including estimated costs to refurbish covered products during years six through ten, would exceed contract revenues.  Therefore, we accrued the difference ($688,000) as a loss contingency at the inception of the contract as prescribed under Financial Accounting Standards Technical Bulletin 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts for Sales of Extended Warranties.  Under the terms of the contract, the customer was required, among other things, to make periodic payments to us and to provide us with certain information on a periodic basis regarding plant operating conditions.  The customer did not perform under the terms of the contract by failing to make any periodic payments and to provide required information about plant operating conditions.  In May 2008, we and the customer mutually agreed to cancel the contract, at which time the loss contingency was reversed.  As neither party performed under the terms of the contract, no revenue was recognized during the eight months that the contract was in effect.  We note that this contract is the only separately priced extended warranty contract that we have entered into to date.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Note 9.  Business Segment and Geographic Information, page 12

2.
We note the table showing the company’s net revenue and gross margin for ‘PX and Related Products and Services’ and ‘Turbochargers and Pumps’ on pages 18 and 20.  Please tell us about the company’s analysis in determining that it has only one reportable segment under FASB ASC 280-10.

Response: We concluded that we operate in one operating segment as defined under FASB ASC 280-10 based on our evaluation matrix of financial performance, functional management structure and the nature of our product offerings.  Our chief operating decision maker and executive management team evaluate our financial results at a macro level consistent with the functional management responsibilities (i.e., manufacturing, marketing/sales, engineering/research and development and general and administrative support).  We allocate and manage our resources based on market opportunities that are frequently not attributed solely to a particular product offering, but rather more toward new technology applications in both existing and new markets.

Our management structure is governed by functional area and not by product line.  No one individual is in charge of a particular product line.  Each of our current product offerings is managed via the common support of our manufacturing, sales, marketing, research and development and general administration functions.

We sell energy recovery devices, which frequently are coupled with high pressure circulation pumps, for use in desalination plants that utilize reverse osmosis technology.  Our products recycle the otherwise lost pressure energy in the reject stream of the desalination process.  One product line offers lower efficiency and, as a result, sells at a lower price point.  Our products are sold into the same industry and to the same customers and customer types.  Our expanded product offerings enable us to offer our existing customers a broader choice of energy recovery solutions at different price points.  Expanding our product offerings for the desalination industry is a key element of our growth strategy.  We elected to disclose product line revenue and gross margin information in our recent quarterly reports to provide our investors with added clarity about our operating results as pricing and gross margin of products within product lines differ.

3.
Further, given these disclosures, please tell us how you considered the disclosure requirements of FASB ASC 280-10-50-40 related to providing information about the company’s revenues from products and services.

Response: We considered a number of factors when applying the disclosure requirements under FASB ASC 280-10-50-40.  All of our product offerings relate to energy recovery devices (coupled frequently with high pressure circulation pumps) for use in desalination plants that utilize reverse osmosis technology.  Our products are sold to two customer types: Original Equipment Manufacturers (OEMs) and Engineering, Procurement and Construction companies (EPCs).  The products sold to these customers are similar in nature, are used for the same process, reverse osmosis desalination, and vary primarily only in their size and output specifications.  The technology, production process and distribution method for our PX devices, Turbochargers and Pumps, respectively, are similar for both customer types.  As a result of the above commonalities, the aggregation of product line revenue by customer was deemed appropriate; however, we will expand future disclosures in the footnotes to the financial statements to delineate revenues by product category currently identified in our MD&A.

Amendment No. 1 to Form 8-K dated December 21, 2009

Independent Auditor’s Report

4.
Please amend your filing to include an audit report that complies with Rule 2-02(a) of Regulation S-X, is signed by your auditor and includes the city and state of issue.  Please refer to the guidance provided in Item 302(a) of Regulation S-T on providing signatures in electronic filings made with the Commission.

Response: At the time Pump Engineering LLC (“PEI”) was audited as of December 20, 2009, it was a privately held company and Gilmore, Jasion & Mahler LTD was its auditing firm.  We respectfully note the omission of the city and state as well as the electronic signature from that auditor’s opinion.  We will amend the filing pending the conclusion of your review.

Note 1.  Significant Accounting Policies, page 9

5.
The company discloses that it recognizes revenue when earned.  Please tell us in more detail about the company’s revenue recognition policies for each material source of revenue.  Discuss how the company considered and applied SAB Topic 13.A.

Response: At the time PEI was audited as of December 20, 2009, it was a privately held company.  Its revenue recognition policies were consistent with those followed by the Company and aligned to the criteria outlined in SAB Topic 13-A.  PEI recognized revenue when the earnings process was complete, as evidenced by all of the following:

•	An agreement with the customer was in place in the form of a purchase order or stand alone contract

•	Transfer of title occurred (title transfer normally occurred at the time of shipment from PEI)

•	Pricing under the arrangement was fixed and determinable

•	Collection was reasonably assured

Typically, smaller projects utilized purchase orders that conformed to standard terms and conditions which required the customer to remit payment generally within 30 to 90 days from product delivery. In some cases, if credit worthiness could not be determined, prepayment was required from the customer and revenue was deferred until such time that all of the revenue recognition criteria above were met.   The evaluation of credit worthiness was performed on an individual contract basis to assess whether collectability was reasonably assured.  As part of this evaluation, management considered many factors about the individual customer, including the underlying financial strength of the customer and management’s prior history or industry specific knowledge about the customer and its supplier relationships.

PEI did not provide its customers with a right of product return. However, PEI would accept returns of products that were deemed to be damaged or defective when delivered in accordance with the terms and conditions of the product warranty. Product returns, however, had not been significant.

At the time of the PEI acquisition, PEI did not directly provide field services or training for commissioning of a desalination plant, and as a result, did not have multiple deliverable arrangements as defined under Emerging Issues Task Force (“EITF”) No. 00-21, Revenue Arrangements with Multiple Deliverables.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this response, you may reach our general counsel, Carolyn Bostick, at (510) 483-7370.  Thank you for your assistance.

Very truly yours, /s/ Thomas D. Willardson Thomas D. Willardson Chief Financial Officer